UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

First Financial Northwest, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

32022K 10 2

(CUSIP Number)

Gary F. Kohlwes, Trustee
First Financial Northwest Foundation
P.O. Box 419
Renton, Washington 98057
(425) 255-4400

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2012

(Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32022K 10 2	Schedule 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS First Financial Northwest Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ❒ (b) ❒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,472,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,472,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,472,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	❒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.83%
14	TYPE OF REPORTING PERSON CO

Page 3 of 6 Pages

Item 1.  Security and Issuer

This statement relates to the common stock, no par value per share (“Common Stock”), of First Financial Northwest, Inc. (the “Issuer”).  The address of the Issuer’s principal executive offices is 201 Wells Avenue, Renton, Washington 98057.

Item 2.  Identity and Background

This statement is being filed by the First Financial Northwest Foundation, a Washington not-for-profit corporation, which is referred to in this Schedule as the “Reporting Person.”  The Reporting Person’s business address is 201 Wells Avenue, Renton, Washington 98057.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

No consideration was paid for the Reporting Person’s acquisition of the Common Stock.  The Issuer established the Reporting Person as a charitable foundation in order to further its commitment to the local community.  The Common Stock was contributed to the Reporting Person as part of the Issuer’s sale of Common Stock to the public.

Item 4.  Purpose of Transaction

The Common Stock was contributed to the Reporting Person in order to enable it to distribute a portion of its assets each year to support charitable organizations and activities that enhance the quality of life for residents within its market area.  Depending on market conditions, economic conditions and any other relevant factors, the Reporting Person may alter its holdings in the Common Stock through open market purchases or sales, or through privately negotiated transactions.  The Reporting Person intends to evaluate its holdings in the Issuer on a continual basis.

The Reporting Person has no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other action which may impede the

Page 4 of 6 Pages

acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

The percentages used in this Schedule 13D are calculated based on the Issuer’s 18,805,168 shares of outstanding Common Stock as of December 31, 2012.

(a)	The Reporting Person has beneficial ownership (as defined in Rule 13d-3) of 1,472,100 shares, or 7.83%, of the Issuer’s Common Stock.

(b)	The Reporting Person has sole voting power and sole investment power over the 1,472,100 shares of Common Stock reported above as beneficially owned by it.

(c)	Since the filing of Amendment No. 3 to the Schedule 13D on February 1, 2012, the Reporting Person has sold 63,300 shares in the following open market transactions:

Date*	Number of Shares Sold	Price Per Share

August 21, 2012	1,600	7.6545
August 22, 2012	3,000	7.6283
August 23, 2012	1,600	7.6519
August 24, 2012	1,500	7.7104
August 27, 2012	600	7.6763
August 28, 2012	1,500	7.6000
August 29, 2012	3,100	7.6285
August 30, 2012	4,000	7.6625
September 4, 2012	2,500	7.7940
September 5, 2012	500	7.8440
September 6, 2012	500	7.8205
September 7, 2012	1,300	7.7231
September 10, 2012	4,300	7.8447
September 11, 2012	8,000	7.9783
September 12, 2012	6,000	8.0087
September 13, 2012	400	7.9781
September 14, 2012	3,600	8.0000
September 17, 2012	600	7.9382
November 8, 2012	500	7.8800
November 13, 2012	2,500	7.8000
November 21, 2012	5,000	7.4512
November 27, 2012	400	7.5100

(table continued on following page)

Page 5 of 6 Pages

Date*	Number of Shares Sold	Price Per Share

November 29, 2012	2,200	7.5584
November 30, 2012	1,000	7.5405
December 3, 2012	1,700	7.5263
December 4, 2012	1,000	7.5029
December 5, 2012	2,000	7.5191
December 6, 2012	1,400	7.5500
December 7, 2012	1,000	7.5228
______________
* Settlement date of sale.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person’s Articles of Incorporation contain a provision that requires the Reporting Person’s trustees to vote any shares of the Issuer owned or controlled by the Reporting Person in the same ratio as all other shares voted on each and every proposal considered by the shareholders of the Issuer.

Item 7.  Material to be Filed as Exhibits

None.

Page 6 of 6 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2013	FIRST FINANCIAL NORTHWEST FOUNDATION

By: /s/Gary F. Kohlwes
Gary F. Kohlwes Trustee